Asure Software, Inc.
110 Wild Basin Road, Suite 100
 Austin, Texas 78746

May 3, 2012

VIA EDGAR

Mr. Edwin Kim, Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Asure Software, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2012
File No. 001-34522

Dear Mr. Kim:

We are writing in response to the comment letter of the Staff provided by Maryse Mills-Apenteng, Special Counsel, dated April 27, 2012.  Our responses follow each of the Staff’s comments below.

Item 3: Approval of the Amendment to the Company’s 2009 Equity Plan, page 15

1.           We note that the 2009 Equity Plan provides for increasing the number of shares of common stock reserved for issuance under the plan from 350,000 to 600,000 shares. Your disclosure on page 15 indicates that you have commitments to issue additional stock options and stock purchase rights to certain of your employees. Please tell us whether you have any specific plans, proposals or arrangements to grant awards under the 2009 Equity Plan. If so, please provide the information required under the new plan benefits table and all applicable information required by Item 10 of Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any awards under the plan. Alternatively, if the awards are not determinable at this time, please include a statement to this effect.

Our response:  In the definitive proxy statement, we will add a New Plan Benefits table on page 15 which will appear as follows:

Mr. Edwin Kim, Attorney-Advisor
U.S. Securities and Exchange Commission
May 3, 2012

New Plan Benefits

     If the amendment to the 2009 Equity Compensation Plan is approved, our Board of Directors will be able to grant awards to eligible participants at its discretion and the number of shares designated under the plan would increase from 350,000 to 600,000 shares.  We previously have granted options covering all of the current 350,000 shares reserved under the plan. Additionally, in 2011, the Board of Directors adopted proposals to grant 82,344 additional options subject to shareholder approval of the additional 250,000 shares under the plan.

     The following table sets forth the total number of options reserved and to be awarded, contingent on receipt of shareholder approval of the increase in plan shares, to each of our executive officers, our executive officers as a group, our non-executive directors as a group and our other employees as a group.  Any additional awards are at the discretion of the Board of Directors and thus can not be determined at this time.

New Plan Benefits Table

2009 Equity Compensation Plan

	Dollar Value	Number of
Name and Position	($)	Options
Steven Rodriguez, Chief Operating Officer (1)		20,850
Michael Kinney, Vice President, Sales (1)		13,900
All current executive officers as a group (4 persons)		34,750
All non-executive directors as a group (4 persons) (2)		7,500
Other employees as a group (including non-executive officers) (3)		40,094
Total		82,344
____________________

(1)
Options committed for grant on August 31, 2011, subject to shareholder approval, with an exercise price of $3.50. The options vest 25% after 12 months from the date of issuance, the remaining shares shall vest quarterly over the next 36 months in equal amounts and have a 5 year life.

(2)
An option to purchase 3,750 shares of stock was committed for grant on September 31, 2011, subject to shareholder approval, to 2 board members (Mr. Behrent and Mr. Waterfield) with an exercise price of $3.50.  The options vest 25% every 6 months following the date of issuance and have a 5 year life.

(3)
Options to purchase 40,094 shares of stock were committed for grant, subject to shareholder approval to 40 non-executive officer employees with various grant dates between October 3, 2011 and December 20, 2011, with exercise prices from $3.17 to $6.41 and vesting from 3 to 4 years.

Item 4: To Approve an Amendment to the Company’s Articles of Incorporation …, page 18

Mr. Edwin Kim, Attorney-Advisor
U.S. Securities and Exchange Commission
May 3, 2012

2.           Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock. If not, please disclose under proposal four that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

Our response:  We have no plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.  We will add this statement under proposal four in the definitive proxy statement.

3.           Please refer to Securities Exchange Act Release No. 34-15230 and revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares of common stock that could result from proposal four or advise. Please consider informing holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

Our response:  We will add the following disclosure to Item 4 in the definitive proxy statement:

Effects of the Increase in Authorized Common Stock

The issuance of additional shares of Common Stock, whether in connection with a capital raising event, acquisition activities, or for equity awards to our directors, officers and employees, may have a dilutive effect of earnings per share and, for persons who do not purchase additional shares to maintain their pro rata interest in the Company, on such stockholder’s percentage voting power.

While the proposed increase in the number of authorized shares of Common Stock is not intended by our management or Board of Directors to prevent or discourage any actual or threatened takeover of the Company, under certain circumstances, it could have an anti-takeover effect. Additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could resist, frustrate or make more difficult a third-party transaction that was favored by a majority of the independent stockholders and that might provide an above-market premium. For example, we could issue additional shares to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company. Similarly, the issuance of additional shares to persons allied with our management could have the effect of making it more difficult to remove our management by diluting the stock ownership or voting rights of persons seeking to effect such removal. Accordingly, if adopted, the increase in the number of authorized shares of Common Stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company’s capital stock and the removal of management or the Board of Directors. Any such anti-takeover effect may be beneficial to management and the Board of Directors of the Company and could have an adverse impact on stockholders.

Mr. Edwin Kim, Attorney-Advisor
U.S. Securities and Exchange Commission
May 3, 2012

Management is not currently aware of any specific third-party effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management or the Board of Directors. Moreover, we currently have no plan to issue newly authorized shares of Common Stock or adopt other anti-takeover proposals intended to discourage third parties from attempting to take over the Company. Although the Board of Directors is motivated by business and financial considerations in proposing the increase in the number of authorized shares of Common Stock, and not the threat of any attempt by a third-party to gain control of the Company, stockholders nevertheless should be aware that increasing the number of authorized shares of Common Stock could facilitate management’s ability to deter or prevent changes of control in the future and any issuance of newly authorized shares of Common Stock, regardless of the intent, could have an anti-takeover effect.

In responding to the Staff’s comment letter, we acknowledge that:

(a)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Asure Software, Inc.

By /s/ David Scoglio
     David Scoglio, Chief Financial Officer